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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number  333-11957
                                                                  ------------

(Check One):
[X] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:  June 30, 1999
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

BIRMAN MANAGED CARE, INC.
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Full Name of Registrant


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Former Name if Applicable

1025 Highway 111 South
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Address of Principal Executive Office (Street and Number)

Cookeville, Tennessee 38501
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

     Birman Managed Care, Inc. (the "Company"), represents as follows: The annual report on form 10-KSB could not be timely filed without unreasonable effort or expense because of the following: The Company's auditors could not complete their report on the Company's financial statements because information from legal counsel regarding material matters was not received sufficiently in advance of the filing date for said accountants to complete their review of such information. Said counsel could not submit their information due to the anticipated rendering of a decision by one court considering a potentially material legal matter, which decision could have required amendment of the Company's filings. Said court apparently will not render its decision in time for inclusion in the Company's report, thus allowing the Company to complete its report and the Company's accountants to complete their opinion on the Company's financial statements.

                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                            Leonard C. Binkley                (931)              372-7800
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [ ] Yes [X] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           BIRMAN MANAGED CARE, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 29, 1999               By      /s/ DAVID N. BIRMAN, M.D.
     --------------------------           -------------------------------------
                                           David N. Birman, M.D.
                                           Chairman of the Board, President and
                                           Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)
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                        [MARLIN & EDMONDSON, P.C. LOGO]



September 29, 1999



Mr. Clifton S. Smith, Jr.
Stanwood Smith Lawyers
601 South Figueroa Street, Suite 2600
Los Angeles, California 90017


RE:  Birman Managed Care, Inc. and Subsidiaries 12b-25(c)



Dear Mr. Smith:

We have reviewed the Statement under Rule 12(b)-25(c) for Birman Managed Care, Inc. and Subsidiaries (the "Company") representing the Company's 10-KSB could not be timely filed without unreasonable effort or expense because we are unable to express an opinion on the Company's financial statements for the year ended June 30, 1999 because information from legal counsel regarding material matters was not received by us sufficiently in advance of the filing date for us to determine if adequate disclosure by management has been made. We concur with this statement.



MARLIN & EDMONDSON, P.C.
Nashville, Tennessee